

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 11, 2009

via U.S. mail and facsimile

Carl R. Christenson, Chief Executive Officer
Altra Holdings, Inc.
Altra Industrial Motion, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

> RE: Altra Holdings, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2008
> Filed March 6, 2009
> Form 10-Q for the Fiscal Quarter Ended March 31, 2009
> Filed May 5, 2009
> Definitive Proxy
> Filed April 24, 2009
> File No. 001-33209
>
> Altra Industrial Motion, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2008
> Filed March 20, 2009
> Form 10-Q for the Fiscal Quarter Ended March 31, 2009
> Filed May 8, 2009
> File No. 333-124944

Dear Mr. Christenson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

> Sincerely,
>
> Terence O'Brien
> Accounting Branch Chief